As filed with the Securities and Exchange Commission on July 8, 2008
1933 Act File No. 333-146944
1940 Act File No. 811-21547

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2
(Check appropriate box or boxes)

☐	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☑	Post-Effective Amendment No. 1

and

☐	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑	Amendment No. 14

CALAMOS GLOBAL TOTAL RETURN FUND
2020 Calamos Court
Naperville, Illinois 60563
(630) 245-7200
Agent for Service
John P. Calamos, Sr.
President
Calamos Advisors LLC
2020 Calamos Court
Naperville, Illinois 60563
Copies of Communications to:

Cameron S. Avery, Esq. Bell, Boyd & Lloyd LLP 70 West Madison Street Chicago, IL 60602	David M. Carter Troutman Sanders LLP Troutman Sanders Building 1001 Haxall Point Richmond, VA 23219
Approximate Date of Proposed Public Offering: From time to time after the effective date of the Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

EXPLANATORY NOTE
     This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-146944) of Calamos Global Total Return Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION
ITEM 25: FINANCIAL STATEMENTS AND EXHIBITS
     1. Financial Statements:
     The following financial statements of Calamos Global Total Return Fund (the “Fund” or the “Registrant”) are included in the Registration Statement:
CALAMOS GLOBAL TOTAL RETURN FUND
INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Statement of Assets and Liabilities as of October 31, 2007	F-2

Statement of Operations for the year ended October 31, 2007	F-3

Statements of Changes in Net Assets for the years ended October 31, 2007 and October 31, 2006	F-4

Notes to Financial Statements	F-5

Financial Highlights for the years ended October 31, 2007, October 31, 2006, and the period from October 27, 2005 (commencement of operations) through October 31, 2005.	F-12

Schedule of Investments as of October 31, 2007	F-13
     2. Exhibits:

a.1.	Agreement and Declaration of Trust. (4)
a.2.	Certificate of Trust. (1)
b.	By-laws. (4)
c.	None.

d.1	Form of Common Share Certificate. (6)
d.2	Form of Preferred Share Certificate. (7)
d.3	Form of Note. (2)
d.4	Indenture of Trust. (2)
d.5	Form of Supplemental Indenture of Trust. (2)
e.	Terms and Conditions of the Dividend Reinvestment Plan. (4)
f.	None.
g.	Investment Management Agreement with Calamos Advisors LLC. (6)
h.1	Form of Underwriting Agreement relating to Common Shares. (4)
h.2	Form of Master Agreement Among Underwriters relating to Common Shares. (6)
h.3	Form of Master Selected Dealers Agreement relating to Common Shares. (6)
h.4	Form of Underwriting Agreement relating to Preferred Shares. (4)
h.5	Form of Underwriting Agreement relating to Notes. (2)
h.6	Sales Agreement, dated as of July 8, 2008, among the Registrant, Calamos Advisors LLC and JonesTrading Institutional Services LLC (8)
i.	None.
j.1.	Custody Agreement. (4)
j.2.	Foreign Custody Manager Agreement. (4)
k.1	Stock Transfer Agency Agreement. (4)
k.2	Financial Accounting Services Agreement. (4)
k.3	Master Services Agreement. (4)
k.4	Form of Auction Agency Agreement relating to Preferred Shares. (7)
k.5	Form of Broker-Dealer Agreement relating to Preferred Shares. (7)
k.6	Form of Auction Agency Agreement relating to Notes. (2)
k.7	Form of Broker-Dealer Agreement relating to Notes. (2)
k.8	Form of DTC Representations Letter relating to Preferred Shares and Notes. (4)
1.1	Opinion of Morris, Nichols, Arsht & Tunnell LLP. (4)
l.2	Opinion of Bell, Boyd & Lloyd LLP. (8)
l.3	Opinion of Morris, Nichols, Arsht & Tunnell LLP. (8)

m.	None.

n.	Consent of Auditors. (8)

o.	Not applicable.
p.	Subscription Agreement. (3)
q.	None.
r.1	Code of Ethics. (4)
s.	Powers of Attorney. (5)

(1)	Incorporated by reference to Registrant’s initial Registration Statement on Form N-2 (1933 Act File No. 333-114111) as filed with the Commission on March 31, 2004.

(2)	To be filed by post-effective amendment.

(3)	Incorporated by reference to Pre-Effective Amendment No. 4 to Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-114111) as filed with the Commission on October 26, 2005.

(4)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-146944) as filed with the Commission on February 22, 2008.

(5)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-146944) as filed with the Commission on October 26, 2007.

(6)	Incorporated by reference to Pre-Effective Amendment No. 3 Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-11411) as filed with the Commission on October 24, 2005.

(7)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-2 (1933 Act File No. 333-129102) as filed with the Commission on December 22, 2005.

(8)	Filed herewith.
ITEM 26: MARKETING ARRANGEMENTS
     The information contained under the heading “Plan of Distribution” on page S-10 of the prospectus supplement, dated July 8, 2008, is incorporated herein by reference.
Part C — Page 1

ITEM 27: OTHER OFFERING EXPENSES AND DISTRIBUTION
     The following table sets forth the estimated expenses to be incurred in connection with all offerings described in this Registration Statement:

Registration fees	$2,303
Printing (other than certificates)	175,000
FINRA fees	15,500
Rating Agency fees	0
NYSE listing fees	5,000
Accounting fees and expenses	120,000
Legal fees and expenses	150,000
Miscellaneous	47,000

Total	$514,803	(*)

(*)	These expenses will be borne by the Fund.

     The following table sets forth the estimated expenses to be incurred in connection with the offering of common shares described in the prospectus supplement dated July 8, 2008:

Registration fees	$0
Printing (other than certificates)	5,000
FINRA fees	8,000
NYSE listing fees	5,000
Accounting fees and expenses	35,000
Legal fees and expenses	115,000
Miscellaneous	32,000

Total	200,000	(*)

(*)	These expenses will be borne by the Fund.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
     None.
ITEM 29. NUMBER OF HOLDERS OF SECURITIES
     As of June 17, 2008, the number of record holders of each class of securities of the Registrant was

TITLE OF CLASS	NUMBER OF RECORD HOLDERS	TOTAL NUMBER OF HOLDERS

Common shares (no par value)	8	7,361

Preferred Shares (Liquidation Preference $25,000 per share)	—	—
ITEM 30. INDEMNIFICATION
     The Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Declaration”), dated September 13, 2006, provides that every person who is, or has been, a Trustee or an officer, employee or agent of the Registrant (including any individual who serves at its request as director, officer, partner, employee, Trustee, agent or the like of another organization in which it has any interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Registrant or the appropriate series of the Registrant to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; provided that no indemnification shall be provided to a Covered Person (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith and in a manner the person reasonably believed to be or not opposed to the best interest of the Registrant; or (ii) in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) or (D) by a vote of a majority of the Outstanding Shares entitled to vote (excluding any Outstanding Shares owned of record or beneficially by such individual).
The Declaration also provides that if any shareholder or former shareholder of the Registrant shall be held personally liable solely by reason of his being or having been a shareholder and not because of his acts or omissions or for some other reason, the shareholder or former shareholder (or
Part C — Page 2

his heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) shall be entitled out of the assets belonging to the Registrant to be held harmless from and indemnified against all loss and expense arising from such liability. The Registrant shall, upon request by such shareholder, assume the defense of any claim made against such shareholder for any act or obligation of the series and satisfy any judgment thereon from the assets of the series.
     The Registrant, its Trustees and officers, its investment adviser, the other investment companies advised by the adviser and certain persons affiliated with them are insured, within the limits and subject to the limitations of the insurance, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings. The insurance expressly excludes coverage for any Trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.
     Section 9 of the Sales Agreement filed as Exhibit h.6 to this Registration Statement provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their Trustees, directors, certain of their officers, Trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.
     Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be available to Trustees, officers, controlling persons of the Registrant and underwriter, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant’s expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, controlling person or underwriter in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
     The information in the Statement of Additional Information under the caption “Management—Trustees and Officers” is incorporated by reference.
ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
     All such accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment manager, Calamos Advisors LLC 2020 Calamos Court, Naperville, Illinois 60563, at the offices of the custodian, 100 Church Street, New York, New York 10286 or at the offices of the transfer agent, 111 8th Avenue, New York, New York 10011 5201.
ITEM 33. MANAGEMENT SERVICES
     Not applicable.
ITEM 34. UNDERTAKINGS
     1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
     2. Not applicable.
     3. Not applicable.
     4. The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the 1933 Act. Accordingly, the Registrant undertakes:
          (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
     (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
          (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
          (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
          (d) that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.
          (e) that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
     The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
               (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;
               (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
               (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
     5. (a) For the purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.
Part C — Page 3

        (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prominent delivery within two business days of receipt of a written or oral request the Registrant’s statement of additional information.
     7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or form of prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the 1933 Act and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the 1933 Act.
Part C — Page 4

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933 and/or Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Naperville and State of Illinois, on the 8th day of July, 2008.

CALAMOS GLOBAL TOTAL RETURN FUND
By:	/s/ John P. Calamos
John P. Calamos,
Trustee and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date(s) indicated.

Name	Title		Date
/s/ John P. Calamos John P. Calamos	Trustee and President (principal executive officer)	) ) )	July 8, 2008

*	Trustee	)
Joe F. Hanauer		) )

*	Trustee	)
Weston W. Marsh		)
)

* John E. Neal	Trustee	) )
)

* William Rybak	Trustee	) )
)

* Stephen B. Timbers	Trustee	) )

* David D. Tripple	Trustee	) )

/s/ Nimish S. Bhatt Nimish S. Bhatt	Vice President and Chief Financial Officer	) ) )	July 8, 2008

*	John P. Calamos signs this document pursuant to powers of attorney previously filed.

By:	/s/ John P. Calamos
John P. Calamos
Attorney-In-Fact July 8, 2008

Part C — Page 5